SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

For the fiscal year ended December 31, 2008

Commission file number  000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Reliance Bank Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501

Explanatory Note

First Reliance Bancshares, Inc. is filing this amendment to correct an omission in the audit report of its Annual Report on  Form 11-K for the First Reliance Employee Stock Ownership Plan for the fiscal year ended December 31, 2008 (the “Original 2008 Form 11-K”), filed with the SEC on June 29, 2009.  Specifically, the Report of Independent Registered Public Accounting Firm in the Original 2008 Form 11-K is amended to include the signature of Elliot Davis, LLC.  No other information in the Original 2008 Form 11-K is amended hereby.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

REPORT ON FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED
DECEMBER 31, 2008

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS
Statements of net assets available for benefits as of December 31, 2008 and 2007	5
Statement of changes in net assets available for benefits for the year ended December 31, 2008	6

NOTES TO FINANCIAL STATEMENTS	7 - 14

SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at December 31, 2008	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of First Reliance Bank
Employee Stock Ownership Plan
Florence, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Reliance Bank Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as of and for the year ended December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliot Davis, LLC
Columbia, South Carolina
June 29, 2009

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments at fair value:
Money market funds	$308,565	$264,862
Stable value fund	70,757	65,628
Common and collective trusts	645,974	720,034
First Reliance Bancshares, Inc. common stock	796,979	1,230,449

	1,822,275	2,280,973

Participant loans	98,065	75,239

Total investments at fair value	1,920,340	2,356,212

Contributions receivable:
Employer	5,377	5,612
Employee	16,863	18,159

Total contributions receivable	22,240	23,771

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	1,942,580	2,379,983

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	611	2,533

NET ASSETS AVAILABLE FOR BENEFITS
AT CONTRACT VALUE	$1,943,191	$2,382,516

See accountants' opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$442,631
Employer	122,206
Interest and dividends	13,457

Total additions	578,294

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	926,789
Benefits paid to participants	79,137
Administrative expenses	11,693

Total deductions	1,017,619

Net decrease in net assets	439,325

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	2,382,516

END OF YEAR	$1,943,191

See accountants' opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006.  The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering substantially all employees of the Company with 90 days of service and who have attained the age of 18.  The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment.  The Board of Directors of the Company serves as trustees of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.  Bank of New York serves as the custodian of the Plan.

Contributions
Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed maximum Internal Revenue Service (IRS) limitations of $15,500 for 2008 and 2007.  For participants age 50 or older, the IRS maximum contribution is $20,500 for 2008 and 2007. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company makes a matching contribution of 50% of each participants’ deferrals up to 6% of the participants’ compensation.  The Company may make a discretionary contribution to the ESOP.  The percentage that each eligible employee receives is established annually.

Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, if any, Plan earnings and forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses.  The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Company, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits.  With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule.  A participant is 100% vested after four years of credited service.  Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

Participants loans
Participants may borrow up to 50% of their vested account balance or $50,000, whichever is less.  The loan may not have a term exceeding 5 years except in cases where the loan is for the purchase of a primary residence.  The loan will charge a commercially reasonable interest rate.  Participants can borrow from their account once a year.

(Continued)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Payment of benefits
On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited accounts
The Plan allocates participant forfeitures as if the forfeitures were additional Company contributions for the Plan year in which the forfeiture occurs.

Participant investment options
The Plan currently offers fifteen different investment options for participants.  Investment options include a money market account, Company stock, and other common and collective trusts to include a stable value fund.  Participants may change their investment allocations on a daily basis.

Voting of Company stock
Participants who are vested in the stock of the Company are allowed to exercise voting rights.  Each participant is entitled to direct the Trustee in the manner in which to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

Risks and uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Plan are as follows:

Basis of accounting
The accrual basis of accounting has been used with the exception of benefits paid to participants in preparing the financial statements of the Plan in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Valuation and income recognition
The Plan's investments are stated at fair value.  Shares in common/collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable asset funds) are reported at the fair value of the underlying investments and then adjusted to contract value as reported to the Plan by the issuer.  The fair value of the stable asset fund is based on discounting the related cash flows of the underlying guaranteed investment contracts and fully benefit-responsive synthetic investment contracts based on current yields of similar instruments with comparable durations.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Valuation and income recognition (continued)

Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.  Cash and common and collective trust investments are maintained by the custodian and restricted for Plan benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan assets include investments in mutual funds through a common collective trust (the CCT).  The CCT's contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's CCT contract value is estimated to reasonably approximate its fair value as of December 31, 2008 and 2007.

Fair value measurements
On January 1, 2008 the Plan adopted Financial Accounting Standards (FASB) No. 157, Fair Value Measurements and adopted certain related FASB Staff positions.  Refer to Note 4 for fair value measurements of the Plan’s investments.

Fully benefit-responsive investment contract
As described in Financial Accounting Standards Board Staff Position, FSP-AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in an investment contract through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications
Certain captions and amounts in the 2007 financial statements were reclassified to conform with the 2008 presentation.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely.  However, the Company has the right to amend or terminate the Plan at any time, but no amendment may affect the benefits participants have already accrued under the Plan.

NOTE 4 - FAIR VALUE MEASURMENTS

Effective January 1, 2008, the management of the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008.

Money market funds:  Valued at the net asset value of shares held by the Plan at year end.

Stable value fund and common and collective trusts:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded and through an independent market valuation for the ESOP portion of the Plan.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

NOTE 4 FAIR VALUE MEASURMENTS, Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

Assets	Total	Level 1	Level 2	Level 3
Money market funds	$308,565	$308,565	$-	$-
Stable value fund	70,757	-	70,757	-
Common and collective trusts	645,974	-	645,974	-
First Reliance Bancshares, Inc. -
Common Stock	796,979	643,891	153,088	-
Participant loans	98,065	-	-	98,065

Total assets at fair value	$1,920,340	$952,456	$869,819	$98,065

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:
Participant
Level 3 Assets	Loans
Balance, beginning of year	$75,239
Purchases, sales, issuances and settlements - net	22,826
Balance, end of year	$98,065

NOTE 5 INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007 are as follows:
	2008	2007
First Reliance Bancshares, Inc. Common Stock, 143,240 and 116,227 shares, respectively	$796,979	$1,230,449
Money Market Fund	308,565	264,862
Long US Treasury Index SL Series Fund Class A 9,494 shares	137,709	*
* - Investment did not represent 5% or more of the Plan’s assets at December 31, 2007.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $926,789.

NOTE 6 - CONCENTRATIONS OF RISKS

At December 31, 2008 and 2007, the Plan's assets included $796,979 and $1,230,449, respectively, in common stock of the Company.  This represents approximately 41% and 52% at December 31, 2008 and 2007, respectively, of total Plan assets.  Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 7 - STABLE VALUE FUND

Pentegra Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The weighted average crediting rate of the Stable Value Fund was 3.28% and 5.42% for the years ended December 31, 2008 and 2007, respectively.  The average yields earned by the Plan based on the actual interest rates credited to participants were 3.26% and 4.10% for the years ended December 31, 2008 and 2007, respectively.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,
	2008	2007
Net assets per the financial statements at contract value	$71,368	$68,161
Less fair value adjustment	(611)	(2,533)
Net assets per the financial statements at fair value	$70,757	$65,628

NOTE 8 - COMPANY STOCK

As an ESOP, Plan investments include 26,169 shares of Company stock contributed by the Company.  The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP, that are not readily tradable on an established securities market must be valued by an independent appraiser.  Company stock is traded on the Over The Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section.  Therefore, the value of these shares has been estimated as of December 31, 2008 by an independent valuation specialist. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section.  This difference could be material.

Each Participant receiving a distribution of Company securities from the Trust Fund has the option to sell the Company Securities to the Company, at any time during two option periods, at the current fair value.  The first option period runs for a period of 60 days commencing on the date of distribution of Company Securities to the Participant.  The second option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair value of Company Securities by the Plan Administrator and notice to the Participant of the new fair value.  If a Participant (or Beneficiary) exercises his/her option, the Company must purchase the Company Securities at fair value upon specific terms.

The Plan also contains a 401(k) provision which allows participants to obtain Company stock through salary deferrals.  Plan assets include 117,071 shares of Company stock acquired by participants through salary deferrals. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section.  Therefore, these shares have been valued at the quoted market price according to the Over The Counter Bulletin Board as of December 31, 2008.

NOTE 9 - ADMINISTRATIVE COSTS

All administrative costs and investment fees are paid by the Plan.  Administrative expenses totaled $11,693 for the year ended December 31, 2008.

NOTE 10 - FINANCIAL INSTRUMENTS

The Plan's investments are collateralized by the underlying securities owned by the funds.

NOTE 11 - TAX STATUS

The Company has obtained a favorable tax determination letter dated August 31, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock issued by the Company.  The Company is the Plan Sponsor, as defined by the Plan.  Furthermore, there have been no known prohibited transactions with parties-in-interest.

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements at fair value	$1,942,580	$2,379,983
Less: benefits payable to participant	(17,181)	-
Less: employer contributions receivable	(5,377)	(5,612)
Less: employee contributions receivable	(16,863)	(18,159)
Net assets available for benefits per the Form 5500	$1,903,159	$2,356,212

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

Change in net assets available for benefits per the financial statements	$(439,325)
Less: benefits payable to participants	(17,181)
Add: change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,922
Add: change in employer contributions receivable	235
Add: change in employee contributions receivable	1,296
Net loss per the Form 5500	$(453,053)

NOTE 14 - SUBSEQUENT EVENT

Subsequent to December 31, 2008, national and world markets have continued to experience significant losses due to national and worldwide capital market and economic uncertainty.  As a result, the market values of investments have declined subsequent to December 31, 2008 through the date of this report.  First Reliance Bancshares, Inc. common stock has also experienced such declines.  As noted previously, First Reliance Bancshares, Inc. common stock is valued in the Plan by both the Over the Counter Bulletin Board price and also through an independent valuation for the ESOP portion of the Plan which is valued once a year.  The Over the Counter Bulletin Board price was $5.50 at December 31, 2008 compared to $3.50 at June 23, 2009.  The independent valuation was $5.85 as of December 10, 2008.  While an independent valuation has not been performed since this date, management expects there to be a decline similar to the over the counter traded stock's decline.  Sustained losses of the magnitude experienced during this time will have the effect of significantly reducing the fair value of Plan assets at December 31, 2009.

Supplemental Schedule
FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
EIN 58-2463842
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2008

(a)	(b) Identity of issuer,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor,	maturity date, rate of interest, collateral,		value
	or similar party	par or maturity value

	Various participant loans*	Participant loans with varying maturities and interest
		rates ranging from 5.00% to 9.25%	**	$98,065
	State Street Global Advisors*	Money Market Fund, 244,970 shares	**	244,970
	Charles Schwab*	Money Market Fund 63,595	**	63,595
	State Street Global Advisors*	S&P Midcap Index SL Series Fund - Class A, 4,850 shares	**	94,261
	State Street Global Advisors*	S&P Flagship SL Series Fund - Class A, 432 shares	**	77,240
	State Street Global Advisors*	S&P Growth Index SL Fund Series A, 3,976 shares	**	32,456
	State Street Global Advisors*	S&P Value Index SL Fund Series A, 7,034 shares	**	54,038
	State Street Global Advisors*	Passive Bond Market Index SL Series Fund A, 957 shares	**	18,623
	State Street Global Advisors*	Long US Treasury Index SL Series Fund Class A, 9,494 shares	**	137,709
	State Street Global Advisors*	Aggressive Strategic Balanced SL Fund, 4,347 shares	**	38,727
	State Street Global Advisors*	Moderate Strategic Balanced SL Fund, 2,156 shares	**	25,094
	State Street Global Advisors*	Conservative Strategic Balanced SL Fund, 2,587 shares	**	38,042
	State Street Global Advisors*	Daily EAFE Index SL Series Fund - Class T, 4,092 shares	**	54,932
	State Street Global Advisors*	NASDAQ 100 Index Non-Lending Fund Series A, 2,953 shares	**	22,211
	State Street Global Advisors*	Russell 2000 Index SL Series Fund - Class A, 3,133 shares	**	52,641
	State Street Global Advisors*	Pentegra Stable Value Fund, 6,216 shares	**	70,757
	Bank of New York*	First Reliance Bancshares common stock, 117,071 shares	**	643,891
	Indiana Bank and Trust Company*	First Reliance Bancshares common stock, 26,169 shares	**	153,088
				$1,920,340

*	Indicates a party-in-interest to the Plan

**	Cost information omitted due to participant-directed plan.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007 are presented on pages 5 through 6.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Elliot Davis, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2009	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

Exhibit Index

Exhibit No.	Description

23.1	Consent of Elliot Davis, LLC.